SUEZ

Florianópolis, December 6th, 2007.

CE DF-0052/2007

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the following documents translated form Portuguese to English:

- Minutes of the Eighty-fifth Meeting of the Board of Directors;
- Notice to Shareholders - Credit of interest on sharehlder's equity; and
- Material Fact - Seival's aquisition.

These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

07028674

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Juliana Dager, The Bank Of New York

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

# TRACTEBEL ENERGIA S.A.

**A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19**
**NIRE 4230002438-4**

## NOTICE TO SHAREHOLDERS

We hereby notify our Shareholders and the market in general that the Board of Directors of Tractebel Energia S.A., during a meeting held on December 5, 2007 and based on the powers granted to it under paragraph XV of art. 19 of the Company's bylaws approved the credit of interest on shareholders' equity relative to the period from July 1 to December 31, 2007, in compliance with article 9 of Law 9,249/95 and Deliberation 207/96 of the Brazilian Securities Exchange Commission (CVM), in the following terms:

**a) Amount**
The gross amount of the interest on shareholders'equity shall be R$ 88,000,000.00 (eighty-eight million Reais), corresponding to R$ 0.1348158600 per share.

**b) Record date**
The record date for the entry of the interest on shareholders' equity to the Company's accounting records shall take place on December 31, 2007, based upon the shareholding position as of December 13, 2007.

**c) Share trades**
The Company's shares shall trade *ex*-interest on shareholders' equity as from December 14, 2007.

**d) Income tax withholding at the source**
The amounts of interest on shareholders' equity shall be subject to federal income tax withholding of 15%, except for shareholders who are provably immune or exempt. Regarding shareholders who are resident in or domiciled in a country that does not tax income or that applies a maximum tax rate of less than 20%, pursuant to article 24 of Law 9,430 of December 27, 1996, the income tax withholding rate at the source shall be 25%.

**e) Proof of immunity or exemption**
Shareholders who are immune or exempt of income tax, under the terms of the existing tax legislation, shall present proof of such immunity or exemption by December 20, 2007, at the Company's head offices at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, Attn the Planning and Tax Management Department – PGT (Departamento de Planejamento e Gestão Tributária – PGT).

**f) Imputation of the interest to the dividends**
The interest on shareholders' equity, net of income tax withheld at the source, shall be imputed to the mandatory dividends pursuant to article 202 of Law 6,404/76.

**g) Payment of interest on shareholders' equity**
The interest on shareholders' equity shall be paid based on the records currently on file at Banco Itaú S.A., on a date to be subsequently decided upon by the Board of Executive Officers and communicated through a Notice to Shareholders.

Florianópolis, December 5, 2007.

Marc Verstraete
Finance and Investor Relations Director

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br



# TRACTEBEL ENERGIA S.A.

**PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19**
**NIRE 4230002438-4**

## MATERIAL FACT

TRACTEBEL ENERGIA S.A., a listed company headquartered in the city of Florianópolis, state of Santa Catarina, at Rua Antônio Dib Mussi, 366, CNPJ No. 02.474.103/0001-19 ("Tractebel"), hereby, in compliance with the provisions of CVM Instruction No. 358/2002, in addition to the Material Fact publicized on October 2, 2007, informs its shareholders and the market in general that it was formalized, on November 26, 2007, the acquisition of the total capital of Seival Participações S.A., a corporation headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Praça Mahatma Gandhi, 2, room 1.101, CNPJ No. 05.790.957/0001-00 ("Seival"), by the Tractebel's controlled company, DELTA ENERGÉTICA S.A., headquartered in the city of Florianópolis, state of Santa Catarina, at Rua Antônio Dib Mussi, 366, CNPJ no. 04.739.720/0001-24 ("Delta").

Tractebel also informs that it was executed the Second Amendment to the Shares Purchase Agreement, reducing the amount of the second installment of the purchase price, from R$4,500,000.00 to R$4,321,807.26 and, consequently, the purchase price, from R$24,000,000.00 to R$23,821,807.26.

Florianópolis, November 26, 2007.

Manoel Arlindo Zaroni Torres
Chief Executive Officer

Marc Verstraete
Finance and Investor Relations Director

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br

**CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4**
**A PUBLICLY HELD COMPANY**

**MINUTES OF THE EIGHTY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.**

On December 5 2007 at 2:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Jan Franciscus María Flachet, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Dirk Beeuwsaert, Pierre Michel Philippe Chareyre, Luiz Antônio Barbosa, José Pais Rangel, Antonio Alberto Gouvêa Vieira, representing the full complement of board members. The meeting was presided by the Chairman of the Board of Directors Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt should act as the meeting's secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman called the meeting to order placing the matters on the **Agenda of the Day** in discussion as itemized in the **convening notice CA-011/2007** of November 28 2007 as follows: **Item 1** – presentation of the Company's Business Risks and Opportunities 2008/2011 Matrix; **Item 2** – approve the credit of interest on shareholders' equity for the period from July 1 to December 31 2007; **Item 3** – Approve the Operating, Investment and Cash Flow Budget for the fiscal year 2008; and **Item 4** – general matters. **RESOLUTIONS:** Following discussion of the matters in question, the Chairman put the items on the Agenda of the Day to the vote, the Directors resolving as follows: **Item 1** – The director, Manoel Arlindo Zaroni Torres, in his position as Chief Executive Officer of the Company, presented the Business Risks and Opportunities 2008/2011 Matrix, which is filed with the Company; **Item 2** – **Unanimously approved**, pursuant to DD-339-0003 of December 3 2007 and RAD PGT-0006/2007 of November 21 2007, and filed with the Company, the proposal of the Management Board for credit of interest on shareholders' equity for the period from July 1 to December 31 2007 pursuant to article 9 of Law 9,249/95 and the Resolution 207/96 of the Brazilian Securities and Exchange Commission – CVM as follows: **a) Value** – the total value to be credited shall be R$ 88,000,000.00, corresponding to R$ 0.1348158600 per share; **b) Record date** – record date for the entry of interest on shareholders' equity to the Company's accounting records shall take place on December 31 2007 based on the shareholding position of December 13 2007; **c) Trading of the Shares** – the Company's shares shall be traded ex-interest on shareholders' equity as from December 14 2007; **d) Income Tax Withheld at Source** – income tax shall be withheld at source on the value of the credit at a rate of 15%, except for shareholders which can substantiate tax immunity, the latter to so substantiate this condition by December 20 2007. With respect to shareholders either resident or domiciled in a country in which income is taxed at a maximum rate of less than twenty per cent, pursuant to article 24 of Law 9,430 of December 27 1996, the rate of income tax at source shall be 25%; e) **Imputation of interest on shareholders' equity to dividends** – the value of the interest on shareholders' equity, net of income tax at source, shall be imputed to the mandatory dividends for the fiscal year 2007, pursuant to paragraph 7 of article

9 of Law 9.249/95 and Resolution 207/96 of the Brazilian Securities and Exchange Commission – CVM; **f) Payout of interest on shareholders' equity** – the payout date of interest on shareholders' equity shall be subsequently established by the Company's Management Board and announced through a Notice to Shareholders. **Item 3 – Unanimously approved,** pursuant to DD-339-0002 of December 3 2007 and RAD DPF-0003/2007 of November 29 2007, filed with the Company, the Operating, Investment and Cash Flow Budget for fiscal year 2008. The floor being given to the Directors present and no other point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, as secretary, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, and by myself as Secretary. Rio de Janeiro RJ, December 5 2007.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Jan Franciscus María Flachet,
Director

Victor-Frank de Paula Rosa Paranhos
Director

Dirk Beeuwsaert
Director

Pierre Michel Philippe Chareyre
Director

Luiz Antônio Barbosa
Director

José Pais Rangel
Director

Antonio Alberto Gouvêa Vieira
Director

José Moacir Schmidt
Secretary

*END*